SYS

2003 EMPLOYEE STOCK PURCHASE PLAN

SYS 2003 EMPLOYEE STOCK PURCHASE PLAN

The following constitute the provisions of the 2003 Employee Stock Purchase Plan of SYS.

1.   **Purpose**. The purpose of the Plan is to provide employees of the Company and its Designated Subsidiaries with an opportunity to purchase Common Stock of the Company through accumulated payroll deductions. It is the intention of the Company that the Plan qualify as an "Employee Stock Purchase Plan" under Section 423 of the Internal Revenue Code of 1986, as amended. The provisions of the Plan, accordingly, shall be construed so as to extend and limit participation in a manner consistent with the requirements of that section of the Code.

2.   **Definitions**.

   (a)   "Board" shall mean the Board of Directors of the Company. Any reference to the "Board" in this Plan shall also be a reference to a committee appointed by the Board of Directors of the Company to take actions on its behalf with respect to the Plan.

   (b)   "Code" shall mean the Internal Revenue Code of 1986, as amended.

   (c)   "Common Stock" shall mean the common stock of the Company.

   (d)   "Company" shall mean SYS and any Designated Subsidiary of the Company.

   (e)   "Compensation" shall mean all base straight time gross earnings and commissions, but excluding payments for overtime, shift premium, incentive compensation, incentive payments, bonuses, commissions, allowances for moving, relocation or automobiles and other compensation.

   (f)   "Designated Subsidiary" shall mean any Subsidiary which has been designated by the Board from time to time in its sole discretion as eligible to participate in the Plan.

   (g)   "Employee" shall mean any individual who is an employee of the Company for tax purposes. For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on sick leave or other leave of absence approved by the Company. Where the period of leave exceeds 90 days and the individual's right to reemployment is not guaranteed either by statute or by contract, the employment relationship shall be deemed to have terminated on the 91st day of such leave.

   (h)   "Enrollment Date" shall mean the first day of each Offering Period.

   (i)   "Exercise Date" shall mean the last day of each Offering Period.

(j)   "Fair Market Value" shall mean, as of any date, the value of Common Stock determined as follows:

   (1)   If the Common Stock at the time is neither listed nor admitted to trading on any stock exchange nor traded in the over-the-counter market, then the fair market value shall be the value of the stock as determined by the Board in their last valuation of the Common Stock, after taking into account such factors as the Board of Directors shall deem appropriate.

   (2)   If the Common Stock is not at the time listed or admitted to trading on any stock exchange but is traded in the over-the-counter market, the fair market value shall be the mean between the highest bid and lowest asked prices (or, if such information is available, the closing selling price) of one share of Common Stock on the date in question in the over-the-counter market, as such prices are reported by the National Association of Securities Dealers through its NASDAQ system or any successor system. If there are no reported bid and asked prices (or closing selling price) for the Common Stock on the date in question, then the mean between the highest bid price and lowest asked price (or the closing selling price) on the last preceding date for which such quotations exist shall be determinative of fair market value.

   (3)   If the Common Stock is at the time listed or admitted to trading on any stock exchange, then the fair market value shall be the closing selling price of one share of Common Stock on the date in question on the stock exchange determined by the Board to be the primary market for the Common Stock, as such price is officially quoted in the composite tape of transactions on such exchange. If there is no reported sale of Common Stock on such exchange on the date in question, then the fair market value shall be the closing selling price on the exchange on the last preceding date for which such quotation exists.

(k)   "Offering Period" shall mean a period of approximately six (6) months during which a Purchase Right granted pursuant to the Plan may be exercised, commencing on the first Trading Day on or after January 1 and terminating on the last Trading Day in the period ending the following June 30, or commencing on the first Trading Day on or after July 1 and terminating on the last Trading Day in the period ending the following December 31; provided, however, that the first Offering Period under the Plan will commence on the first Trading Day on or after the later of January 1, 2003 or the effective date of the Company's Registration Statement with respect to the Plan. The duration of Offering Periods may be changed pursuant to Section 4 of this Plan.

(l)   "Plan" shall mean this 2003 SYS Employee Stock Purchase Plan.

(m)   "Purchase Price" shall mean 85% of the Fair Market Value of a share of Common Stock on the Enrollment Date or on the Exercise Date, whichever is lower;

provided, however, that the Purchase Price may be adjusted by the Board pursuant to Section 20.

(n) "Purchase Right" means the right to purchase shares of Common Stock granted pursuant to the Plan.

(o) "Reserves" shall mean the number of shares of Common Stock covered by each Purchase Right under the Plan which has not yet been exercised and the number of shares of Common Stock which have been authorized for issuance under the Plan but not yet placed under a Purchase Right.

(p) "Subsidiary" shall mean a corporation, domestic or foreign, of which not less than 50% of the voting shares are held by the Company or a Subsidiary, whether or not such corporation now exists or is hereafter organized or acquired by the Company or a Subsidiary.

(q) "Trading Day" shall mean a day on which national stock exchanges and the Nasdaq System are open for trading.

3. **Eligibility**.

(a) Except as provided in (b), below, any Employee who shall be employed by the Company on a given Enrollment Date shall be eligible to participate in the Plan.

(b) Any provisions of the Plan to the contrary notwithstanding, no Employee shall be granted a Purchase Right under the Plan (i) to the extent that, immediately after the grant, such Employee (or any other person whose stock would be attributed to such Employee pursuant to Section 424(d) of the Code) would own capital stock of the Company and/or hold outstanding Purchase Rights to purchase such stock possessing five percent (5%) or more of the total combined voting power or value of all classes of the capital stock of the Company or of any Subsidiary, or (ii) to the extent that his or her rights to purchase stock under all employee stock purchase plans of the Company and its Subsidiaries accrues at a rate which exceeds Twenty-Five Thousand Dollars ($25,000) worth of stock (determined at the Fair Market Value of the shares at the time such Purchase Right is granted) for each calendar year in which such Purchase Right is outstanding at any time.

4. **Offering Periods**. The Plan shall be implemented by consecutive Offering Periods with a new Offering Period commencing on the first Trading Day on or after January 1 and July 1 each year, or on such other date as the Board shall determine, and continuing thereafter for the period described in Section 2(k), above, or until terminated in accordance with Section 20 hereof. The Board shall have the power to change the duration of Offering Periods (including the commencement dates thereof) with respect to future offerings without shareholder approval if such change is announced at least five (5) days prior to the scheduled beginning of the first Offering Period to be affected thereafter.

5. **Participation**.

(a) An eligible Employee may become a participant in the Plan by completing a subscription agreement authorizing payroll deductions in the form of Exhibit A to this Plan and filing it with the Company's payroll office prior to the applicable Enrollment Date.

(b) Payroll deductions for a participant shall commence on the first payroll following the Enrollment Date and shall end on the last payroll in the Offering Period to which such authorization is applicable, unless sooner terminated by the participant as provided in Section 10 hereof.

6. **Payroll Deductions**.

(a) At the time a participant files his or her subscription agreement, he or she shall elect to have payroll deductions made on each pay day during the Offering Period in an amount not exceeding twenty percent (20%) of the Compensation which he or she receives on each pay day during the Offering Period.

(b) All payroll deductions made for a participant shall be credited to his or her account under the Plan and shall be withheld in whole percentages only. A participant may not make any additional payments into such account.

(c) A participant may discontinue his or her participation in the Plan as provided in Section 10 hereof, or may increase or decrease the rate of his or her payroll deductions during the Offering Period by completing or filing with the Company a new subscription agreement authorizing a change in payroll deduction rate. The Board may, in its discretion, limit the number of participation rate changes during any Offering Period. The change in rate shall be effective with the first full payroll period following five (5) business days after the Company's receipt of the new subscription agreement unless the Company elects to process a given change in participation more quickly. A participant's subscription agreement shall remain in effect for successive Offering Periods unless terminated as provided in Section 10 hereof.

(d) Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 3(b) hereof, a participant's payroll deductions may be decreased to zero percent (0%) at any time during an Offering Period. Payroll deductions shall recommence at the rate provided in such participant's subscription agreement at the beginning of the first Offering Period which is scheduled to end in the following calendar year, unless terminated by the participant as provided in Section 10 hereof.

(e) At the time a Purchase Right is exercised, in whole or in part, or at the time some or all of the Company's Common Stock issued under the Plan is disposed of, the participant must make adequate provision for the Company's federal, state, or other tax withholding obligations, if any, which arise upon the exercise of the Purchase Right or the disposition of the Common Stock. At any time, the

Company may, but shall not be obligated to, withhold from the participant's Compensation the amount necessary for the Company to meet applicable withholding obligations, including any withholding required to make available to the Company any tax deductions or benefits attributable to sale or early disposition of Common Stock by the Employee.

7. **Grant of Purchase Right**. On the Enrollment Date of each Offering Period, each eligible Employee participating in such Offering Period shall be granted a Purchase Right to purchase on the Exercise Date of such Offering Period (at the applicable Purchase Price) up to a number of shares of the Company's Common Stock determined by dividing such Employee's payroll deductions accumulated prior to such Exercise Date and retained in the Participant's account as of the Exercise Date by the applicable Purchase Price; provided that (i) in no event shall an Employee be permitted to purchase during each Offering Period more than 20,000 shares (subject to any adjustment pursuant to Section 19), and (ii) such purchase shall be subject to the limitations set forth in Sections 3(b) and 13 hereof. The Board may, for any future Offering Period, increase or decrease, in its absolute discretion, the maximum number of shares of the Company's Common Stock an Employee may purchase during each Offering Period. Exercise of a Purchase Right shall occur as provided in Section 8 hereof, unless the participant has withdrawn pursuant to Section 10 hereof. A Purchase Right shall expire on the last day of the Offering Period.

8. **Exercise of Purchase Right**.

Unless a participant withdraws from the Plan as provided in Section 10 hereof, his or her Purchase Right for the purchase of shares shall be exercised automatically on the Exercise Date, and the maximum number of full shares subject to Purchase Rights shall be purchased for such participant at the applicable Purchase Price with the accumulated payroll deductions in his or her account. No fractional shares shall be purchased; any payroll deductions accumulated in a participant's account which are not sufficient to purchase a full share shall be retained in the participant's account for the subsequent Offering Period, subject to earlier withdrawal by the participant as provided in Section 10 hereof. In the event that the aggregate number of shares that all participants elect to purchase on an Exercise Date exceeds the maximum number of shares remaining available for issuance under the Plan, then the number of shares to which each participant is entitled shall be determined by multiplying the number of shares available for issuance by a fraction, the numerator of which is the number of shares that such participant has elected to purchase and the denominator of which is the number of shares that all participants have elected to purchase. Any other amounts left over in a participant's account after the Exercise Date shall be returned to the participant. During a participant's lifetime, a participant's Purchase Right to purchase shares hereunder is exercisable only by him or her.

9. **Delivery**. As promptly as practicable after each Exercise Date on which a purchase of shares occurs, the Company shall arrange the delivery to each participant, as appropriate, of a certificate representing the shares purchased upon exercise of his or her Purchase Right.

10. **Withdrawal**.

   (a)   A participant may withdraw all but not less than all the payroll deductions credited to his or her account and not yet used to exercise his or her Purchase Rights under the Plan at any time by giving written notice to the Company in the form of Exhibit B to this Plan. All of the participant's payroll deductions credited to his or her account shall be paid to such participant promptly after receipt of notice of withdrawal and such participant's Purchase Rights for the Offering Period shall be automatically terminated, and no further payroll deductions for the purchase of shares shall be made for such Offering Period. If a participant withdraws from an Offering Period, payroll deductions shall not resume at the beginning of the succeeding Offering Period unless the participant delivers to the Company a new subscription agreement.

   (b)   A participant's withdrawal from an Offering Period shall not have any effect upon his or her eligibility to participate in any similar plan which may hereafter be adopted by the Company or in succeeding Offering Periods which commence after the termination of the Offering Period from which the participant withdraws.

11. **Termination of Employment**. Upon a participant's ceasing to be an Employee, for any reason, he or she shall be deemed to have elected to withdraw from the Plan and the payroll deductions credited to such participant's account during the Offering Period but not yet used to exercise the Participant's Purchase Rights shall be returned to such participant or, in the case of his or her death, to the person or persons entitled thereto under Section 15 hereof, and such participant's Purchase Rights shall be automatically terminated. The preceding sentence notwithstanding, a participant who receives payment in lieu of notice of termination of employment shall be treated as continuing to be an Employee for the participant's customary number of hours per week of employment during the period in which the participant is subject to such payment in lieu of notice.

12. **Interest**. No interest shall accrue on the payroll deductions of a participant in the Plan.

13. **Stock**.

   (a)   Subject to adjustment upon changes in capitalization of the Company as provided in Section 19 hereof, the maximum number of shares of the Company's Common Stock which shall be made available for sale under the Plan shall be one million (1,000,000) shares.

   (b)   The participant shall have no interest or voting right in shares covered by his or her Purchase Rights until such Purchase Rights have been exercised.

   (c)   Shares to be delivered to a participant under the Plan shall be registered in the name of the participant or in the name of the participant and his or her spouse.

14. **Administration and Acts of Committee**. The Plan shall be administered by the Board or a committee of members of the Board appointed by the Board. Such committee is authorized to take any action which is permitted of the Board under the terms of this

Plan. The Board or its committee shall have full and exclusive discretionary authority to construe, interpret and apply the terms of the Plan, to determine eligibility and to adjudicate all disputed claims filed under the Plan. Every finding, decision and determination made by the Board or its committee shall, to the full extent permitted by law, be final and binding upon all parties.

15. **Designation of Beneficiary**.

(a)   A participant may file a written designation of a beneficiary who is to receive any shares and cash, if any, from the participant's account under the Plan in the event of such participant's death subsequent to an Exercise Date on which a Purchase Right is exercised but prior to delivery to such participant of such shares and cash. In addition, a participant may file a written designation of a beneficiary who is to receive any cash from the participant's account under the Plan in the event of such participant's death prior to exercise of a Purchase Right. If a participant is married and the designated beneficiary is not the spouse, spousal consent shall be required for such designation to be effective.

(b)   Such designation of beneficiary may be changed by the participant at any time by written notice. In the event of the death of a participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such participant's death, the Company shall deliver such shares and/or cash to the executor or administrator of the estate of the participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such shares and/or cash to the spouse or to any one or more dependents or relatives of the participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

16. **Transferability**. Neither payroll deductions credited to a participant's account nor any rights with regard to the exercise of a Purchase Right or to receive shares under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in Section 15 hereof) by the participant. Any such attempt at assignment, transfer, pledge or other disposition shall be without effect, except that the Company may treat such act as an election to withdraw funds from an Offering Period in accordance with Section 10 hereof. No Purchase Right shall be pledged or hypothecated in any way, nor shall any Purchase Right be subject to execution, attachment or similar process.

17. **Use of Funds**. All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions.

18. **Reports**. Individual accounts shall be maintained for each participant in the Plan. Statements of account shall be given to participating Employees at least annually, which statements shall set forth the amounts of payroll deductions, the Purchase Price, the number of shares purchased and the remaining cash balance, if any.

19. **Adjustments Upon Changes in Capitalization, Dissolution, Liquidation, Merger or Asset Sale**.

(a) **Changes in Capitalization**. Subject to any required action by the shareholders of the Company, the Reserves, the maximum number of shares each participant may purchase each Offering Period (pursuant to Section 7), as well as the price per share and the number of shares of Common Stock covered by each Purchase Right under the Plan which has not yet been exercised shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of shares of Common Stock effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration". Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to a Purchase Right.

(b) **Dissolution or Liquidation**. In the event of the proposed dissolution or liquidation of the Company, the Offering Period then in progress shall be shortened by setting a new Exercise Date (the "New Exercise Date"), and shall terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless provided otherwise by the Board. The New Exercise Date shall be before the date of the Company's proposed dissolution or liquidation. The Board shall notify each participant in writing, at least ten (10) business days prior to the New Exercise Date, that the Exercise Date for the participant's Purchase Rights has been changed to the New Exercise Date and that the participant's Purchase Rights shall be exercised automatically on the New Exercise Date, unless prior to such date the participant has withdrawn from the Offering Period as provided in Section 10 hereof.

(c) **Merger or Asset Sale**. In the event of a proposed sale of all or substantially all of the assets of the Company, or the merger of the Company with or into another corporation, each outstanding Purchase Right shall be assumed or an equivalent Purchase Right substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the Purchase Right, any Offering Period then in progress shall be shortened by setting a new Exercise Date (the "New Exercise Date") and any Offering Periods then in progress shall end on the New Exercise Date. The New Exercise Date shall be before the date of the Company's proposed sale or merger. The Board shall notify each participant in writing, at least ten (10) business days prior to the New Exercise Date, that the Exercise Date for the participant's Purchase Rights has been changed to the New Exercise Date and that the participant's Purchase Rights shall be exercised automatically on the New

Exercise Date, unless prior to such date the participant has withdrawn from the Offering Period as provided in Section 10 hereof.

20. **Amendment or Termination**.

(a)   The Board of Directors of the Company may at any time and for any reason terminate or amend the Plan. Except as provided in Section 19 or this Section 20 hereof, no such termination can affect Purchase Rights previously granted, provided that an Offering Period may be terminated by the Board of Directors on any Exercise Date if the Board determines that the termination of the Offering Period or the Plan is in the best interests of the Company and its shareholders. Except as provided in Section 19 and this Section 20 hereof, no amendment may make any change in any Purchase Right theretofore granted which adversely affects the rights of any participant. To the extent necessary to comply with Section 423 of the Code (or any successor rule or provision or any other applicable law, regulation or stock exchange rule), the Company shall obtain shareholder approval in such a manner and to such a degree as required.

(b)   Without shareholder consent and without regard to whether any participant rights may be considered to have been "adversely affected," the Board (or its committee) shall be entitled to change the Offering Periods, limit the frequency and/or number of changes in the amount withheld during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a participant in order to adjust for delays or mistakes in the Company's processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each participant properly correspond with amounts withheld from the participant's Compensation, and establish such other limitations or procedures as the Board (or its committee) determines in its sole discretion advisable which are consistent with the Plan.

(c)   In the event the Board determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Board may, in its discretion and, to the extent necessary or desirable, modify or amend the Plan to reduce or eliminate such accounting consequence including, but not limited to:

(1)   altering the Purchase Price for any Offering Period including an Offering Period underway at the time of the change in Purchase Price;

(2)   shortening any Offering Period so that the Offering Period ends on a new Exercise Date, including an Offering Period underway at the time of the Board action; and

(3)   allocating shares.

Such modifications or amendments shall not require stockholder approval or the consent of any Plan participants.

21. **Arbitration**.   In the event of any dispute between the Company and a participant regarding this Plan, the dispute and any issue as to the arbitrability of such dispute, shall be settled to the exclusion of a court of law, by arbitration in San Diego, California, by a panel of three arbitrators (each party shall choose one arbitrator and the third shall be chosen by the two arbitrators so selected) in accordance with the Commercial Arbitration Rules of the American Arbitration Association then in effect. The decision of a majority of the arbitrators shall be final and binding upon the parties. All costs of the arbitration and the fees of the arbitrators shall be allocated between the parties as determined by a majority of the arbitrators, it being the intention of the parties that the prevailing party in such a proceeding be made whole with respect to its expenses.

22. **Governing Law**.   This Agreement shall be governed by the laws of the State of California.

23. **Notices**. All notices or other communications by a participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

24. **Conditions Upon Issuance of Shares**.   Shares shall not be issued with respect to a Purchase Right unless the exercise of such Purchase Right and the issuance and delivery of such shares pursuant thereto shall comply with all applicable provisions of law, domestic or foreign, including, without limitation, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934 ("Exchange Act"), as amended, the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

   As a condition to the exercise of a Purchase Right, the Company may require the person exercising such Purchase Right to represent and warrant at the time of any such exercise that the shares are being purchased only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned applicable provisions of law.

25. **Term of Plan**. The Plan shall become effective upon the earlier to occur of its adoption by the Board of Directors or its approval by the shareholders of the Company. It shall continue in effect for a term of ten (10) years unless sooner terminated under Section 20 hereof.

26. **Additional Restrictions of Rule 16b-3.** The terms and conditions of Purchase Rights granted hereunder to, and the purchase of Common Stock by, persons subject to Section 16 of the Exchange Act shall comply with the applicable provisions of Rule 16b-3. This Plan shall be deemed to contain, and such Purchase Rights shall contain, and the Common Stock issued upon exercise thereof shall be subject to, such additional conditions and restrictions as may be required by Rule 16b-3 to qualify for the maximum exemption from Section 16 of the Exchange Act with respect to Plan transactions.

As adopted by the Board of Directors on _____

SYS

By:_____